Mail Stop 3628

								July 13, 2005

Via facsimile 801.446.5500 and U.S. Mail

Don J. Colton
Pioneer Oil and Gas
1206 W. South Jordan Parkway, Unit B
South Jordan, Utah 84095

Re: Pioneer Oil and Gas
    Schedule 13E-3/A
    Filed on July 1, 2005
    File No. 5-80723
    Revised Preliminary Proxy Statement
    Filed on July 1, 2005
    File No. 0-30472

Dear Mr. Colton:

      We have reviewed your amended filings and have the following comment. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 13.  Financial Information`````

1. We refer you to comment 2 of our letter dated May 26, 2005 and comment 2 of our letter dated June 10, 2005. Although we understand that your preliminary proxy statement provides a pro forma balance sheet as of March 31, 2005 and a pro forma statement of stockholders equity for the six months ended March 31, 2005, it does not appear that the disclosure contains the information required by 1010(b)(2) and (3) of Regulation M-A. For example, you do not furnish a statement of operations that discloses the effect of the transaction on earnings per share for the most recent fiscal year
and the latest interim period.   Also, it does not appear that you
disclose Pioneer`s book value per share as of March 31, 2005. Please revise to specifically disclose this information or advise why you believe that this disclosure is not material.

Preliminary Proxy Statement

Form of Proxy   ``

2. Please revise the form of proxy to comply with Rule 14a-4. In this regard, please provide a means for shareholders to withhold authority to vote for each nominee. See Rule 14a-4(b)(2).
Further, provide a means for security holders to abstain with respect to each matter. See Rule 14a-4(b)(1).

Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Also please provide us with marked copies to your revised preliminary proxy statement in accordance with Rule 14a-6(h). Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

					Sincerely,



	                        Jeffrey B. Werbitt
	                        Attorney-Advisor
     			            Office of Mergers and Acquisitions